Exhibit 99.1

For immediate release Chennai, India, July 24, 2019

Sify reports Revenues of INR 5518 Million for
First Quarter of FY 2019-20

EBITDA for the Quarter stood at INR 874 Million

PERFORMANCE HIGHLIGHTS:

•	Revenue for the quarter was INR 5518 Million, an increase of 18% over the same quarter last year.

•	EBITDA for the quarter was INR 874 Million, an increase of 18% over the same quarter last year. Considering IFRS16 leases adoption from April 1, 2019 the increase is 5% on comparable basis.

•	Net Profit for the quarter was INR 216 Million, an increase of 8% over the same quarter last year.

•	CAPEX during the quarter was INR 1407 Million.

•	Cash balance at the end of the quarter was INR 1568 Million.

MANAGEMENT COMMENTARY

Mr. Raju Vegesna, Chairman, said, “The new government has chosen to continue with the pro-industry measures that were started in their earlier term. This is good news for the industry and the investment community, as it assures domestic and international MNCs that their plans for India can now pick up speed.

For us, that translates into focused pursuit of opportunities that these MNCs will present, while continuing to cater to home-grown players.”

Mr. Kamal Nath, CEO, said, "We are continuing our focus on enabling Enterprises to adopt Cloud. Our assets and services are providing significant value add to our clients to achieve their digital objectives without increasing the cost. With our Cloud@Core service lines and our recent Cloud interconnect alliances with global players, we are best placed to help them in this transition. Our order book, revenue and profits reflect this change.”

Mr. M P Vijay Kumar, CFO, said, “Our investments in building capabilities in Managed services and Applications-led Integration services will continue alongside infrastructure, especially Data Centers. These will enable us to be relevant partners to Enterprises in an ecosystem where policies regarding data residency are taking final shape and government accelerates the adoption of digitalisation. The tax benefit of the past accumulated losses having been fully utilized, the net profit for the quarter is after tax expense.

Our cash balance at the end of the quarter stands at INR 1568 Million.”

FINANCIAL HIGHLIGHTS

Unaudited Consolidated Income Statement as per IFRS

(In INR millions)

	Quarter ended	Quarter ended	Year ended March
	June	June	2019
Description	2019	2018	(Audited)

Revenue	5,518	4,683	21,547
Cost of Revenues	(3,550)	(2,845)	(13,602)
Selling, General and Administrative Expenses	(1,094)	(1,097)	(4,823)

EBITDA	874	741	3,122

Depreciation and Amortisation expense	(506)	(387)	(1,534)
Net Finance Expenses	(64)	(134)	(682)
Other Income (including exchange gain)	28	34	217
Other Expenses (including exchange loss)	(12)	(53)	(52)

Profit before tax	320	201	1,071
Income tax expense	(104)	-	(3)
Profit for the period	216	201	1,068

Profit attributable to:
Reconciliation with Non-GAAP measure
Profit for the period	216	201	1,068
Add:
Depreciation and Amortisation expense	506	387	1,534
Net Finance Expenses	64	134	682
Other Expenses (including exchange loss)	12	53	52
Income tax expense	104	-	3
Less:
Other Income (including exchange gain)	(28)	(34)	(217)

EBITDA	874	741	3,122

BUSINESS HIGHLIGHTS

•	Revenue from Data Center centric IT Services grew by 26% over the same quarter last year.
•	Segment-wise, revenue from Data Center Services and Technology Integration Services grew by 13% and 92% respectively, while those from Cloud and Managed Services and Applications Integration Services fell by 4% and 5% respectively.

•	Revenue from Telecom centric services grew by 13% over the same quarter last year.
•	Segment-wise, revenue from Data and Managed Services grew 12% while revenue from the Voice business grew by 16%.

GROWTH DRIVERS

The primary growth driver in the market continues to be cloud adoption, led by digital initiatives and transformation. This trend is triggering movement of workloads from on-premise Data Centers to hyperscale Public Cloud and hosted Private Cloud in varied degrees, based on the digital objectives of the Enterprises. This results in transformation of the traditional network architecture, and transformation at the edge which connects the end user. The need for digital services like analytics, data lakes, IoT, etc are shifting the balance to adoption of hyperscale Public Cloud vs Private Cloud. Collectively, these trends are generating opportunities for full scale Cloud, DC and Network service providers with digital services skills.

KEY WINS

Highlights of our major wins in the quarter include:

•	Customers choosing Sify for migration of their on-premise data center to multi-cloud platforms like Cloudinfinit, AWS and Azure. They also entrusted Sify with management and security.

•	Customers choosing Sify as their DC Hosting partner as they embrace hybrid cloud strategy.

•	Customers choosing Sify as their Digital services partner.

•	Customers choosing Sify as their Network Transformation and Management partner as they migrate to Cloud-ready network.

A consolidated summary of the key sign ups during the quarter is noted below:

Data Center Centric IT Services highlights include:

•	9 customers signed up to have their workload migrated from their on-premise DC to multi- clouds. These cover key verticals such as Banking, ITeS, Manufacturing, Agri-sciences and Logistics.

•	4 customers have signed up with Sify for greenfield Cloud implementation from verticals such as Micro-finance, Logistics, Securities and Heavy Industries.

•	9 new customers signed up for services like DRaaS, PaaS and IaaS on Sify’s Cloudinfinit platform.

•	5 customers moved their IT infrastructure from a competitor DC to Sify’s DC, while 3 customers migrated from their on-premise DC to Sify DC. These were across verticals such as Online learning, e-Commerce, Retail, Power distribution, Manufacturing, Banking and Infrastructure.

•	3 Government bodies signed up to have Private Cloud commissioned at their Data Centers.

•	7 customers signed up for various Security Services. Among them were a Government e-Governance body, Banks, an NBFC and Retail players.

•	Sify was contracted by a wing of the Defense Services to conduct their entrance examination online and by a domestic oil major to execute a large contract for computer-based training.

•	A large Indian steel major contracted Sify to implement and manage a Data Lake project on AWS platform. This is the first Data Lake project for Sify’s Digital Services practice.

•	A global FMCG company signed up to have cloud-based forward supply chain automation implemented for their entire dealer network.

•	The Telecom Centric Services added 80 new customers in the quarter.

•	Sify signed up two first-of-a-kind contracts; the first for IT-OT convergence for a retail player and another for IoT ecosystem for a farm equipment major.

•	The business signed up a major Indian MNC to manage their entire network devices on a multi-year contract.

•	A banking regulatory authority signed up for secured managed internet deployment across all their offices and data centers.

•	Sify's managed and secure SDWAN service saw 6 major wins, with more than 250 new sites going live in the quarter.

•	Sify concluded contracts for Intercloud connectivity with customers across Banking, e-Commerce, Manufacturing and Retail verticals.

Among the awards conferred on Sify were the AWS - Emerging Partner of the Year for India FY 18-19, Champion Club for Sify Cloudinfinit at the VMware Partner Leadership Forum (India) and the Best partner awards from Trend Micro and Radware for FY 18-19.

About Sify Technologies

Sify is the largest ICT service provider, systems integrator, and all-in-one network solutions company on the Indian subcontinent. We have also expanded to the United States, with headquarters in the heart of California’s Silicon Valley.

Over 10000 businesses have become Sify customers. We also partner with other major network operators to deliver global network solutions. Our customers can access Sify services via India’s largest MPLS network. Among the very few Enterprise class players in India, today Sify today has a presence in more than 1600 cities in India and in North America, the United Kingdom and Singapore.

Sify, www.sify.com, Sify Technologies and www.sifytechnologies.com are registered trademarks of Sify Technologies Limited

Forward Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The forward-looking statements contained herein are subject to risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. Sify undertakes no duty to update any forward-looking statements.

For a discussion of the risks associated with Sify’s business, please see the discussion under the caption “Risk Factors” in the company’s Annual Report on Form 20-F for the year ended March 31, 2019, which has been filed with the United States Securities and Exchange Commission and is available by accessing the database maintained by the SEC at www.sec.gov, and Sify’s other reports filed with the SEC.

For further information, please contact:

Sify Technologies Limited Mr. Praveen Krishna Investor Relations & Public Relations +91 44 22540777 (ext.2055) praveen.krishna@sifycorp.com	20:20 Media Nikhila Kesavan +91 9840124036 nikhila.kesavan@2020msl.com	Grayling Investor Relations Shiwei Yin +1-646-284-9474 Shiwei.Yin@grayling.com